UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Spatializer Audio Laboratories, Inc. (Name of Issuer)
Common Shares (Title of Class of Securities)
84725L101 (CUSIP Number)
Jay Gottlieb 27 Misty Brook Lane New Fairfield, CT 06812 914-275-6290 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 30, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 84725L101

1.	Names of Reporting Persons. Jay Gottlieb I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,605,615

	8.	Shared Voting Power n/a

	9.	Sole Dispositive Power 13,605,615

	10.	Shared Dispositive Power n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,605,615

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 20.9%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common Shares SPATIALIZER AUDIO LABORATORIES, INC 2025 Gateway Place, Suite 365 San Jose, California 95110

Item 2. Identity and Background.

(a)	Name: Jay Gottlieb

(b)	Residence or business address: 27 Misty Brook Lane New Fairfield, CT 06812

(c)	Present Principal Occupation or Employment: Investor

(d)	Criminal Conviction: none

(e)	Court or Administrative Proceedings: none

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration: Personal Funds

Item 4. Purpose of Transaction

         Jay Gottlieb has acquired the securities specified in this Schedule 13D for investment purposes. The Company sold 8,739,115 shares of the common stock on April 25, 2007 for an aggregate purchase price of $87,391.15 with a potential additional payment of $ 139,826 upon the satisfaction of certain conditions by June 30, 2007, as described in the Spatializer 8-K filed on April 25th, 2007. In addition the Company sold 4,272,500 shares to Greggory A. Schneider and 3,225,500 shares to Helaine Kaplan under the similar terms and conditions. Shares were acquired concurrently however, reporting person disclaims being a group with Mr. Schneider and Ms. Kaplan.
Pursuant to the terms of the Stock Purchase Agreement, the Company has agreed to file a proxy statement with the Securities and Exchange Commission requesting its stockholders to approve an amendment to the Certificate of Incorporation to provide for an increase in the authorized number of common stock from 65,000,000 to 300,000,000 and a reverse stock split with a ratio of between one-for-five to one-for-fifty, the exact ratio to be determined at the discretion of the Board of Directors of the Company. Additionally, the Company has agreed to take corporate action as reasonably required to ensure that the directors constituting the Board is set at three. After the closing of the Asset Purchase Agreement by the Company and DTS, Inc. the Company shall take such corporate action as may be reasonably required to appoint Mr. Gottlieb or his designee to the Board.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
n/a
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
n/a
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
n/a
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Yes - After the closing of the Asset Purchase Agreement, the Company shall take such corporate action as may be reasonably required to appoint Mr. Gottlieb or his designee to the Board
(e) Any material change in the present capitalization or dividend policy of the issuer;
n/a
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

n/a
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
n/a
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

n/a
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
n/a
(j) Any action similar to any of those enumerated above.
n/a

Item 5. Interest in Securities of the Issuer.

(a)	13,605,615 Common Shares 20.9%

(b)	Not applicable.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
Prior to Feb 2007 4-25-07	4,846,500 8,739,115	approx .02 ..01 plus .016 if certain conditions are met by June 30th, 2007 as per items 4 or 6

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On April 25, 2007, Spatializer Audio Laboratories, Inc. entered into a Common Stock Purchase Agreement with Jay A. Gottlieb, Greggory A. Schneider and Helaine Kaplan (collectively, the Investors) pursuant to which the Company sold and the Investors purchased an aggregate of number of 16,236,615 shares of common stock of the Company for an aggregate purchase price of $162,366.15 with a potential additional payment of $259,786 to be released from an escrow account to the Company if certain conditions are met by June 30, 2007. As of April 20, 2007, Mr. Gottlieb owned 4,866,500 shares of the common stock which accounted for approximately 9.98% of the issued and outstanding common stock as of such date. Except as described herein, there are no material relationships between the Company or its affiliates and any of the Investors.
Pursuant to the terms of the Stock Purchase Agreement, the Company has agreed to file a proxy statement with the Securities and Exchange Commission requesting its stockholders to approve an amendment to the Certificate of Incorporation to provide for an increase in the authorized number of common stock from 65,000,000 to 300,000,000 and a reverse stock split with a ratio of between one-for-five to one-for-fifty, the exact ratio to be determined at the discretion of the Board of Directors of the Company
The Company has also agreed not to issue any additional shares of common stock of the Company for a period commencing on the closing of the Stock Purchase Agreement and ending 275 days after the closing of the transactions contemplated under that certain Asset Purchase Agreement, dated as of September 18, 2006, by and among Company, Desper Products, Inc., a California corporation and a wholly owned subsidiary of the Company, and DTS, Inc., a Delaware corporation, and DTS BVI Limited, a wholly owned subsidiary of DTS, Inc. The Company has further agreed not to make any distributions or dividends to the stockholders of the Company during the same period. If the closing of the transactions contemplated under the Asset Purchase Agreement occurs, within ten days after the end of this 275 day period, the Board of Directors has agreed to pay certain of the Company's liabilities, provide for $100,000 in working capital for the Company and declare a distribution or dividend to the stockholders of any remaining funds if permitted pursuant to Delaware law.
Additionally, the Company has agreed to take corporate action as reasonably required to ensure that the directors constituting the Board is set at three. After the closing of the Asset Purchase Agreement, the Company shall take such corporate action as may be reasonably required to appoint Mr. Gottlieb or his designee to the Board. Furthermore, the Investors agree to take such action as may reasonably be required to elect Henry R. Mandell or his designee and one additional designee of Mr. Mandell as directors of the Company from the period commencing from April 25, 2007, the closing date of the Stock Purchase Agreement, to the earlier of the termination of the Asset Purchase Agreement or the distribution of any funds of the Company received from the Asset Purchase Agreement.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2007
Jay Gottlieb
By:	/s/ Jay Gottlieb Jay Gottlieb

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